                                                           Filed by PartnerRe Ltd
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                         Subject Company:  PARIS RE Holdings Ltd
                                                  Commission File No.: 021-98562

July 6, 2009

To All PARIS RE employees,

As you have seen in the press release, PartnerRe has entered into definitive agreements to acquire PARIS RE. A member of our executive management team will have the opportunity to talk to you in person over the next few weeks. In the meantime, I would like to outline for you why I think this is a good step for both of our organizations.

PartnerRe is focused on creating long-term value for our stakeholders – delivering a product of value to clients, producing an appropriate return to our shareholders and ensuring a satisfying work experience for employees. In pursuing our strategic and financial goals, we have secured our position as a high quality reinsurer and we are committed to maintaining that position in any environment.

In the current environment, the future is increasingly uncertain. The global financial crisis has demonstrated that we need to be ready for anything. In our business, that means we need to reduce our downside risk. The increased capital, greater diversification, broader market presence and deepened capabilities will mean we are better able to absorb risk while pursuing healthy risk-adjusted returns.

PARIS RE’s attributes make you a good fit with our Company. Your commitment to reinsurance, your experienced team with deep technical skills, and the mature and diversified book of business that you have worked hard to develop over the years, are the qualities we believe are essential in a successful reinsurer.

Finally, and most importantly, we believe our values are aligned with yours. We both recognize that our values of trust, transparency and integrity are critical in any organization. We place a high value on being a company where employees are treated with respect. I believe this will ensure a smoother transition for everyone.

I know that this type of event brings uncertainty to your life and you have had to deal with much change in the past. Please rest assured that for the time being, there will be no change to your day-to-day work life; you will continue in the same job, and report to the same people for some time. When the time comes that we need to make changes to integrate our two organizations, we will get information to you as quickly as we can.

PartnerRe Ltd.	Phone +1 441 292 0888
Wellesley House South	Fax +1 441 292 7010
90 Pitts Bay Road	www.partnerre.com
Pembroke HM 08
Bermuda

One of our executives will meet with you face to face over the coming weeks to cover these points in more detail and answer any questions you may have. In the meantime, please feel free to send any questions you may have to corporate.communications@partnerre.com. We will do our best to answer your questions and keep you informed of the progress of the transaction.

Yours sincerely,

Patrick Thiele
President and CEO, PartnerRe Ltd.

Cautionary Statement. This document includes forward-looking statements based on currently available information, operating plans, and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, and we undertake no obligation to update any such statements whether as a result of new information, future events or otherwise. Please see PartnerRe’s filings with the Securities and Exchange Commission (“SEC”), including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K, including the 8-K that we file in connection with this transaction.

Additional Information and Where to Find It: PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.